

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 8, 2013

Via E-mail
Dmitrijs Podlubijs
President
US Parts Online Inc.
2360 Corporate Circle Suite 400
Henderson, NV 89074

> **Re: US Parts Online Inc.**
> **Amendment No. 7 to the Registration Statement on Form S-1**
> **Filed June 24, 2013**
> **File No. 333-179765**

Dear Mr. Podlubijs:

We have reviewed your response to our letter dated June 4, 2013 and have the following additional comments.

Management's Discussion and Analysis, page 24

1. Please revise to discuss the nature of the sales in your interim period.

Financial Statements

Condensed Statements of Operations, page 64

2. Refer to prior comment 2. Please clarify for us whether the $3,000 deposit used for shipping expenses relates to shipping expenses for the parts sales recorded on your statement of operations for the three months ended February 28, 2013. If so, tell us why the income statement does not appear to reflect the shipping expense as a component of cost of goods sold along with the related liability. Please advise or correct as necessary.

You may contact Patrick Kuhn at (202) 551-3308 or Lyn Shenk, Accounting Branch Chief, at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact J. Nolan McWilliams at (202) 551-3217 or me at (202) 551-3755 with any other questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief